03011849

AB 3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52838

SEC MAIL PROCESSING SECTION RECEIVED FEB 2 7 2003 OPC VA 313

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Boulevard
(No. and Street)

Falls Church, Virginia 22042
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott James 703-533-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba, S.
(Name – *if individual, state last, first, middle name*)

7005 Good Luck Road New Carrollton, Maryland 20784-3621
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Scott S. James, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Scott James Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

-None-

Signature

President

Title

Notary Public My Commission expires: Feb 28, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2002

Assets	Allowable	Non-Allowable	Total
Cash	45,434		
Receivables from Brokers or Dealers			
A. Clearance Account	31,926		
B. Other	1,938		
Other Assets		2,848	
Total Assets	79,298	2,848	82,146

Liabilities & Shareholder's Equity

Liabilities	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	586	0	586
Long-Term Debt	0	0	0
Total Liabilities	586	0	586

Shareholders Equity	Total
Common Stock	1
Additional Paid-In Capital	104,206
Retained Earnings	-22,647
Total Ownership Equity	81,560
Total Liabilities & Shareholder's Equity	82,146

Scott James Group, Inc.
Statement of Income
For the Year Ended December 31, 2002

REVENUE	
Commissions:	
Commissions on transactions in exchange listed equity securities executed on an exchange	21,959
Commissions on listed options transactions	0
All other securities commissions	42,646
Total securities commissions	64,605
Gains or losses on firm securities investment accounts	0
Fees for account supervision, investment advisory and administrative services	525,277
Other revenue	1,306
Total Revenue	591,187
EXPENSES	
Other employee compensation and benefit	552,164
Commissions paid to other broker-dealers	16,135
Interest expense	214
Regulatory fees and expenses	16,409
Other expenses	7,889
Total Expenses	592,811
NET INCOME	-1,623

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002
Increase (Decrease) in Cash

Cash Flows from operating activities:	
Net Income	(1,623)
Increase In Accounts Payable	341
Increase In Accounts Receivable	733
Net Cash Provided by Operating Activities	(550)
Capital Contributions	0
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	0
Net Increase In Cash	(550)
Cash Beginning of Year	80,757
Cash End of Year	80,207

Scott James Group, Inc.
Statement of Changes in Ownership Equity 2002

Balance, beginning of period	83,183
Net Income (loss)	-1,623
Additions	0
Deductions	0
Balance, end of period	81,560

Scott James Group, Inc.
Net Capital
31-Dec-02

Reconciled Money Market	45,467.34
Reconciled Checking Account	-33.44
Clearing Deposit	25,000.00
Web CRD Balance	2,848.00
Pershing Net Credit Balance	6,925.92
Accounts Receivable	1,938.02
Total Assets	82,145.84
-Total Liabilities	586.10
Net Worth	81,559.74
-Non-Allowable	2,848.00
Adjusted Capital	78,711.74
-Haircut	909.35
Net Capital	77,802.39
-Required Minimum	50,000.00
Excess Net Capital	27,802.39

Aggregate Indebtedness	586.10
Ratio of AI to Net Capital	0.75%

Scott James Group, Inc.
COMPUTATION OF NET CAPITAL 12/31/2002

Total ownership equity from Statement of Financial Condition	81,560
Total ownership equity qualified for Net Capital	81,560
Total capital and allowable subordinated liabilities	81,560
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	2,848
Net capital before haircut on securities positions	78,712
Haircuts: Money Market	909
Net Capital	77,802

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	50,000
Excess Net Capital	27,802

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total AI Liabilities from Statement of Financial Condition	586
Total aggregate indebtedness	586
Percentage of aggregate indebtedness to net capital	0.75%

No differences exist between the unaudited Part IIA Focus Filing and this report.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of assets and liabilities of The Scott James Group, Inc. including the schedule of investments, as of December 31, 2002, the related statement of operations and changes in net assets, and the financial highlights for the period then ended. These financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of December 31, 2002 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Scott James Group, Inc., as of December 31, 2002, the results of its operations and changes in net assets for the year then ended, and the financial highlights as of December 31, 2002, in conformity with generally accepted accounting principles.

Tamba S. Mayah, CPA
New Carrollton, MD
February 24, 2003

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

The Scott James Group, Inc.

Notes to the Financial Statements – December 31, 2002

Significant Accounting Policies: Nature of Operations

The Scott James Group, Inc. "the Company" is an NASD Broker/Dealer. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with the generally accepted accounting principles.

Security Valuation

All investments are carried at fair value, which are market quotations when readily available or determined in "good faith" by the Board of Directors when market quotations are not readily available. Money market funds are carried at fair value.

Federal Income Taxes

The Company operates as a Subchapter S corporation and as such all tax liability flows through to the personal return of Scott S. James, who is 100 percent owner and principal.

Others

The Company follows industry practices and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Subject: Material Inadequacies

As required by SEC Rule 17a-5(d)(1), the Rule, and in connection with our audit of The Scott James Group, Inc. for the period ended December 31, 2002, we have found no material inadequacies to report.

Tamba S. Mayah, CPA
New Carrollton, MD
February 24, 2003

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

Mr. Tamba S. Mayah
MAYAH & ASSOCIATES, CPAs
7005 Good Luck Road
New Carrollton, MD 20784
February 24, 2003

Dear Mr. Mayah:

Subject: Letter of Representation

In connection with you audit of our federal form X-17A-5 Part III and the accompanied financial statements, of the Scott James Group, Inc. as of December 31, 2002, and for the period January 1, 2002 to December 31, 2002 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flow of The Scott James Group, Inc. in conformity with generally accepted principles, we confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. We are responsible for the fair presentation in the financial statements of the financial position, results of operations, and cash flow in conformity with generally accepted accounting principles.

2. We have made available to you all:

    a. Financial records and related data;

    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no:

    a. Irregularities involving management or employees who have significant roles in the internal control structure.

    b. Irregularities involving other employees that could have a material effect on the financial statements.

    c. Communication from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices that could have a material effect on the financial statements.

4. Adequate collateral has been maintained during the year being audited, regarding securities that traded on margin.

5. The contractual agreement with Pershing was not violated in any form or manner.

6. The minimum capital requirement of $50,000 for Reporting of Broker/Dealer was maintained as prescribed by law.

7. No funds belonging to the Scott James Group, Inc. were converted to personal use, or for the use of businesses affiliated or associated with The Scott James Group, Inc.

8. There are no:

   a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   b. Other material liabilities or contingencies that are required to be accrued or disclosed.

9. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed.

10. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

11. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. No events have occurred subsequent to the balance sheet date that would require adjustments to or disclosure in, the financial statements.

Scott S. James, President
THE SCOTT JAMES GROUP, INC.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors,
The Scott James Group, Inc.

Report About Internal Control

In planning and performing our audit of the financial statements and supplemental schedules of The Scott James Group, Inc., "the Company", for the year ended December 31, 2002, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, the SEC, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant in the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debts and not capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1974 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet SEC objectives.

This report is intended solely for the information and use of the members, management, the SEC and the National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tamba S. Mayah, CPA
New Carrollton, MD
February 24, 2002